Exhibit 99.1

CureVac Expands CVnCoV Covid-19 Vaccine Candidate Clinical Trial Analyses to Include
Phase 3 Variant Specification and Efficacy Secondary Endpoint to Phase 2a

•	Impact of new SARS-CoV-2 variants supports specification of select strains for anticipated case-driven interim analysis in pivotal Phase 2b/3 study

•	Progress in Phase 2a trial in older adults in Peru and Panama enables addition of secondary vaccine efficacy endpoint

•	CureVac reaffirms intention to apply for formal market authorization in Q2 2021

TÜBINGEN, Germany/ BOSTON, USA – March 22, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), today announced plans to expand and further specify the protocols of its ongoing late-stage clinical trials with CVnCoV, its COVID-19 vaccine candidate.

CVnCoV efficacy is currently being evaluated in the pivotal HERALD Phase 2b/3 trial in Europe and Latin America. Rapid distribution of new virus variants in the countries where the study is conducted supports the need for further analysis specification for the anticipated case-driven interim analysis. This will allow to determine efficacy of the vaccine candidate for select variants. The company has ongoing discussions with the European Medicines Agency (EMA) to potentially include an amendment related to select virus strains in the study.

For its Phase 2a dose-confirmation trial in older adults in Peru and Panama, CureVac has submitted a protocol amendment to include a secondary objective for vaccine efficacy. The study initially aimed to evaluate safety, reactogenicity and immunogenicity of CVnCoV in adults. Expanded trial analysis is expected to allow for collection of relevant efficacy data which includes the important group of approximately 270 participants above the age of 60, treated with 12µg of CVnCoV.

“Our goal is to offer the public and especially the vulnerable older age groups the best possible protection against the virus and its variants with our vaccine candidate“, said Ulrike Gnad-Vogt, Interim Chief Development Officer of CureVac. “The additional efficacy analysis in Phase 2a is intended to leverage the data we can collect from older adults, and will represent important complementary data to the statistically relevant efficacy data from our HERALD trial. At the same time we need to make sure that our efficacy data are meaningful in view of the emergence of new virus variants. We are therefore aiming to specify what type of virus we are dealing with in the HERALD trial.”

CureVac expects data readouts from both clinical trials in the second quarter 2021. It also reaffirms its intention to file for formal marketing authorization within the second quarter 2021.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidates in January 2020. The vaccine candidate chosen first for clinical development, CVnCoV, is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. In December 2020 CureVac initiated a pivotal Phase 2b/3, the HERALD study, with a 12µg dose of CVnCoV. In February 2021 CureVac initiated a rolling submission with the European Medicines Agency (EMA) for CVnCoV.

CureVac has entered into several strategic partnerships for the further development, production and commercialization of CVnCoV. The company signed a collaboration agreement with Bayer in January 2021 with regards to CureVac´s current vaccine candidate CVnCoV. In February 2021 CureVac and the British pharmaceutical company GlaxoSmithKline (GSK) agreed to jointly develop next-generation multi-valent mRNA vaccines against COVID-19. The development of new vaccine candidates is strengthened by a partnership with the UK Government and its Vaccines Taskforce, which CureVac also entered in February 2021. GSK will also potentially contribute to this collaboration. Clinical trial and commercial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities in Europe, allowing broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About the Phase 2a Clinical Trial

CureVac started its Phase 2a Clinical Trial with CVnCoV at the end of September 2020. The dose-confirmation study has been conducted in Peru and Panama and enrolled a total of 670 participants in two distinct groups: older adults ages 61 and above, and younger participants 18 to 60 years old. The participants received two vaccinations at intervals of 28 days with the aim to evaluate safety, reactogenicity and immunogenicity in healthy adults.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the Company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 600 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

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